UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

OneConnect Financial Technology Co., Ltd.
(Name of Issuer)

Ordinary Shares, par value US$0.00001 per share
(Title of Class of Securities)

68248T204**
(CUSIP Number)

December 31, 2022
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒           Rule 13d-1(b)

☐           Rule 13d-1(c)

☐           Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

** This CUSIP applies to the American Depositary Shares (the “ADSs”), evidenced by American Depositary Receipts. Each ADS represents thirty (30) ordinary shares. No CUSIP has been assigned to the ordinary shares.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Schedule 13G/A

CUSIP No. 68248T204

1	Names of Reporting Persons Bo Yu Limited
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 353,077,356 (or 441,254,973 if including up to 88,177,617 ordinary shares that the Reporting Person has the right to acquire upon the exercise of options at any time)(1)
	6	Shared Voting Power 0
	7	Sole Dispositive Power 353,077,356 (or 441,254,973 if including up to 88,177,617 ordinary shares that the Reporting Person has the right to acquire upon the exercise of options at any time)(1)
	8	Shared Dispositive Power 0
9

Aggregate Amount Beneficially Owned by Each Reporting Person

353,077,356 (or 441,254,973 if including up to 88,177,617 ordinary shares that the Reporting Person has the right to acquire upon the exercise of options at any time)(1)

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11

Percent of Class Represented by Amount in Row (9)

30.18% (or 37.71% if including 7.54% of the Issuer’s outstanding ordinary shares that the Reporting Person has the right to acquire upon the exercise of options at any time)(2)

12	Type of Reporting Person FI

(1)	The ordinary shares reported by Bo Yu Limited (“Bo Yu”) include (i) 353,077,356 ordinary shares beneficially owned by Bo Yu, and (ii) 88,177,617 ordinary shares that Bo Yu has the right to acquire upon exercise of options at any time. The options were granted to Bo Yu by Jie Li and Liang Xu to acquire ordinary shares of the Issuer during the three-year period commencing from May 12, 2021.

(2)	Percentage of ownership of ordinary shares herein is calculated based on the number of ordinary shares beneficially owned by the Reporting Person divided by the total of 1,169,980,653 ordinary shares of the Issuer outstanding as of December 31, 2022, based on information provided by the Issuer.

CUSIP No. 68248T204

1	Names of Reporting Persons Ping An Insurance (Group) Company of China, Ltd.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization People’s Republic of China
Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 375,764,724 (or 463,942,341 if including up to 88,177,617 ordinary shares that the Reporting Person has the right to acquire upon the exercise of options at any time)(3)
	6	Shared Voting Power 0
	7	Sole Dispositive Power 375,764,724 (or 463,942,341 if including up to 88,177,617 ordinary shares that the Reporting Person has the right to acquire upon the exercise of options at any time)(3)
	8	Shared Dispositive Power 0
9

Aggregate Amount Beneficially Owned by Each Reporting Person

375,764,724 (or 463,942,341 if including up to 88,177,617 ordinary shares that the Reporting Person has the right to acquire upon the exercise of options at any time)(3)

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11

Percent of Class Represented by Amount in Row (9)

32.12% (or 39.65% if including 7.54% of the Issuer’s outstanding ordinary shares that the Reporting Person has the right to acquire upon the exercise of options at any time)(4)

12	Type of Reporting Person HC-FI

(3)	The ordinary shares reported by Ping An Insurance (Group) Company of China, Ltd. include (i) 22,687,368 ordinary shares (in the form of 756,245.60 ADSs) held by China Ping An Insurance Overseas (Holding) Limited (“PAOH”); and (ii) 353,077,356 ordinary shares held by Bo Yu, as well as 88,177,617 ordinary shares that Bo Yu has the right to acquire upon exercise of options at any time.

PAOH is a limited liability company incorporated in Hong Kong with its registered business address at Suite 2318, 23rd Floor, Two International Finance Centre, 8 Finance Street, Central, Hong Kong. Ping An Insurance (Group) Company of China, Ltd. ultimately wholly owns PAOH and Bo Yu. As a result of this arrangement, Ping An Insurance (Group) Company of China, Ltd. may be deemed to be the beneficial owner of the ordinary shares owned by PAOH and Bo Yu.

(4)	Percentage of ownership of ordinary shares herein is calculated based on the number of ordinary shares beneficially owned by the Reporting Person divided by the total of 1,169,980,653 ordinary shares of the Issuer outstanding as of December 31, 2022, based on information provided by the Issuer.

Item 1.

(a)	Name of Issuer: OneConnect Financial Technology Co., Ltd.

(b)	Address of Issuer’s Principal Executive Offices: 55F, Ping An Financial Center, No. 5033 Yitian Road, Futian District, Shenzhen, Guangdong, People’s Republic of China

Item 2.

(a)	Name of Person Filing:

Bo Yu Limited

Ping An Insurance (Group) Company of China, Ltd.

(each a “Reporting Person” and collectively, the “Reporting Persons”)

(b)	Address of Principal Business Office or, if none, Residence:

Bo Yu Limited: Maples Corporate Services (BVI) Limited, Kingston Chambers, PO Box 173, Road Town, Tortola, British Virgin Islands

Ping An Insurance (Group) Company of China, Ltd.: 47th, 48th, 108th, 109th, 110th, 111th, 112th Floors, Ping An Finance Center, No.5033 Yitian Road, Futian District, Shenzhen, China

(c)	Citizenship:

Bo Yu Limited: British Virgin Islands

Ping An Insurance (Group) Company of China, Ltd.: People’s Republic of China

(d)	Title of Class of Securities: ordinary shares, par value US$0.00001 per share, of the Issuer

(e)	CUSIP Number: 68248T204

CUSIP number 68248T204 has been assigned to the ADSs of the Issuer. Each ADS represents thirty (30) ordinary shares of the Issuer.

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is:

(a)	☐	A broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o).
(b)	☐	A bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)	☐	An insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c).
(d)	☐	An investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
(e)	☐	An investment adviser in accordance with Rule 240.13d-1(b)(1)(ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 240.13d-1(b)(1)(ii)(F);
(g)	☐	A parent holding company or control person in accordance with Rule 240.13d-1(b)(1)(ii)(G);
(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	☒	A non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J);
(j)	☐	A group, in accordance with Rule 240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution:

Ping An Insurance (Group) Company of China, Ltd. is a functional equivalent of an insurance company as defined in Section 3(a)(19) of the Act, given that Ping An Insurance (Group) Company of China, Ltd. is subject to a regulatory scheme that is substantially comparable to the regulatory scheme applicable to the equivalent U.S. institution.

Bo Yu Limited is a wholly owned offshore investment company controlled by a PRC insurance company, Ping An Insurance (Group) Company of China, Ltd., and is thus considered a functional equivalent of an insurance company as defined in Section 3(a)(19) of the Act and/or an investment company registered under Section 8 of the Investment Company Act of 1940.

Item 4.	Ownership.

(a)	Amount beneficially owned:

See the response to Item 9 on the attached cover pages.

(b)	Percentage of class:

See the responses to Item 11 on the attached cover pages.

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote:

See the responses to Item 5 on the attached cover pages.

(ii)	Shared power to vote or to direct the vote:

See the responses to Item 6 on the attached cover pages.

(iii)	Sole power to dispose or to direct the disposition of:

See the responses to Item 7 on the attached cover pages.

(iv)	Shared power to vote or to direct the disposition of:

See the responses to Item 8 on the attached cover pages.

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

See Exhibit 99.2.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

Each of the Reporting Persons hereby makes and the following certification:

By signing below I certify that, to the best of my knowledge and belief, (i) the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose or with the effect of changing or influencing control of the Issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with nomination under Section 240.14a-11; and (ii) the foreign regulatory scheme applicable to the non-U.S. institutions as mentioned in the response to Item 3 is substantially comparable to the regulatory scheme applicable to the functionally equivalent U.S institution(s). I also undertake to furnish to the Commission staff, upon request, information that would otherwise be disclosed in a Schedule 13D.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 13, 2023

Bo Yu Limited

By:	/s/ Shiyong Wang
Name: Shiyong Wang Title: Director

Ping An Insurance (Group) Company of China, Ltd.

By:	/s/ Rui Li
Name: Rui Li Title: Authorized Signatory

Exhibit Index

Exhibit No.	Description
Exhibit 99.1	Joint Filing Agreement (incorporated by reference to Exhibit 99.1 to the Schedule 13G filed by the Reporting Persons on February 14, 2022)
Exhibit 99.2	Item 7 Information (incorporated by reference to Exhibit 99.2 to the Schedule 13G filed by the Reporting Persons on February 14, 2022)